Exhibit 99.126

FIRE & FLOWER HOLDINGS CORP.

– and –

COMPUTERSHARE TRUST COMPANY OF CANADA

SECOND SUPPLEMENTAL DEBENTURE INDENTURE

Effective March 1, 2021

THIS SECOND SUPPLEMENTAL DEBENTURE INDENTURE (this “Supplemental Debenture Indenture”) dated effective as of March 1, 2021.

B E T W E E N :

FIRE & FLOWER HOLDINGS CORP. a corporation existing under the federal laws of Canada (hereinafter called the “Corporation”)

AND

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company existing under the federal laws of Canada (hereinafter called the “Trustee”)

WHEREAS the Trustee and the Corporation entered into a debenture indenture dated as of April 28, 2020 (the “Original Indenture”) concerning the creation and issuance of 8.0% secured convertible debentures of the Corporation (the “Debentures”);

AND WHEREAS on July 23, 2020, the Trustee and the Corporation entered into a supplemental debenture indenture (collectively with the Original Indenture, the “Indenture”)

AND WHEREAS pursuant to Section 13.15 of the Indenture, the holders of not less than 66 2/3% of the principal amount of all the outstanding Debentures passed an Extraordinary Resolution (as defined in the Indenture) to: (a) change certain provisions contained in the Indenture as agreed to by the Corporation; and (b) authorize the Trustee to concur and execute this Supplemental Debenture Indenture to reflect such changes;

AND WHEREAS the foregoing recitals are made as representations and statements of fact by the Corporation and not by the Trustee;

NOW THEREFORE THIS SUPPLEMENTAL DEBENTURE INDENTURE WITNESSES that in consideration of the respective covenants and agreements contained herein and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged), the Corporation and the Trustee covenant and agree, for the benefit of each other and for the equal and rateable benefit of the holders, as follows:

ARTICLE 1

AMENDMENTS TO DEBENTURE INDENTURE

1.1 Supplemental Debenture Indenture

This Supplemental Debenture Indenture is supplemental to the Indenture (and any supplements thereto), and this Supplemental Debenture Indenture and the Indenture shall hereafter be read together and shall have effect, so far as practicable, as if all of the provisions of the Indenture and this Supplemental Debenture Indenture were contained in one instrument. The Indenture is and shall remain in full force and effect with regards to all matters governing the issuance of the Debentures, except only so far as the Indenture is amended, preceded, modified or supplemented by this Supplemental Debenture Indenture.

1.2 Amendments

The parties acknowledge and agree that Section 6.6 of the Indenture shall be deleted in its entirety and replaced with the following:

Notwithstanding anything to the contrary contained herein and subject to any required regulatory approval and provided that:

(a)	no Event of Default has occurred and is continuing; and

(b)	the ten (10) day volume weighted average daily trading price per Common Share on the Exchange is greater than $1.25, as adjusted in accordance with Section 6.5, as the date of the Forced Conversion Notice, then, the Corporation may force the conversion of all but not less than all of the principal amount of the Debentures, plus all accrued and unpaid interest thereon (the “Conversion Amount”) including any Accelerated Interest (as defined herein), if applicable, (less any tax required by law to be deducted or withheld) at the applicable Conversion Price, upon giving the Trustee not less than 1 Business Day’s advance written notice (the “Forced Conversion Notice”), in accordance with Section 14.3.

Notwithstanding the foregoing, in the event that a Forced Conversion Notice is delivered to the Trustee prior to July 1, 2021, an amount equal to the interest that would have accrued on the principal amount of Debentures from the Forced Conversion Date (as defined herein) up to the June 30, 2021 Interest Payment Date shall immediately accrue and be payable in respect of the Debentures (the “Accelerated Interest”) which amount, for certainty, shall be included in the Conversion Amount as unpaid interest and converted into Common Shares in accordance with this Section 6.6.

In the event that the Corporation exercises its right to force conversion of all of the principal amount of Debentures and all accrued and unpaid interest thereon (including any Accelerated Interest, if applicable) pursuant to this Section 6.6, the effective date for the forced conversion (the “Forced Conversion Date”) shall be: (a) the date stipulated in the Forced Conversion Notice; or (b) if no date is so stipulated in the Forced Conversion Notice, the date that is five (5) Business Days following the date of such Forced Conversion Notice, and upon such Forced Conversion Date: (i) all of the principal amount of Debentures and all accrued and unpaid interest thereon (including any Accelerated Interest, if applicable) (less any tax required by law to be deducted or withheld) shall, without any further action (including the surrender of any Debenture certificate) or payment by the Debentureholders, be deemed to be converted into Common Shares at the then applicable Conversion Price; (ii) the Corporation shall cause its transfer agent to forthwith enter each Debentureholder in the books of the Corporation as at the Forced Conversion Date as the holder of the number of Common Shares, as applicable, into which the Debentures (including all accrued and unpaid interest thereon (including the Accelerated Interest, if applicable)) held by them are convertible and shall direct its transfer agent to promptly issue a certificate or direct registration system advice in respect of such Common Shares registered in the name of such Debentureholder and delivered to such Debentureholder at the address appearing on the register of Debentureholders as at the Forced Conversion Date; (iii) the Common Shares so acquired by the Debentureholders shall be deemed to have been issued, and the Debentureholders to whom such Common Shares are to be issued shall be deemed to have become holders of record of such Common Shares on the Forced Conversion Date, and (iv) such Debentures shall be cancelled and will thereafter not be considered as outstanding under this Indenture and such Debentureholder will have no other rights in regard thereto other than to receive the Common Shares to which it is entitled.

ARTICLE 2
ADDITIONAL MATTERS

2.1 Confirmation of Debenture Indenture

The Indenture, as amended, modified and supplemented by this Supplemental Debenture Indenture is, in all respects, hereby ratified, confirmed and approved.

2.2 Governing Law

This Supplemental Debenture Indenture shall be construed and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

2.3 Further Assurances

The parties shall, with reasonable diligence, do all such things and provide all such reasonable assurances as need be required to consummate the transactions contemplated by this Supplemental Debenture Indenture, and each party shall provide such further documents or instruments required by the other party as may be reasonably necessary or desirable to give effect to the purpose of this Supplemental Debenture Indenture and carry out its provisions.

2.4 Counterparts

This Supplemental Debenture Indenture may be simultaneously executed in several original or facsimile or electronic, including counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear the date set out at the top of the first page of this Supplemental Debenture Indenture.

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IN WITNESS WHEREOF the parties hereto have executed this Supplemental Debenture Indenture under the hands of their proper officers in that behalf as of the date first written above.

FIRE & FLOWER HOLDINGS CORP.

Per:	“Trevor Fencott”
Authorized Signing Officer

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:	“Robert Morrison”
Authorized Signing Officer

Per:	“Neil Scott”
Authorized Signing Officer

Signature Page – 2nd Supplemental Debenture Indenture (April 2020 Indenture)